*KH 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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13030504

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53494

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (mm/dd/yy) AND ENDING **12/31/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Catapult Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Main Street, Suite 1300
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Lissak **415-593-4520**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 3/16

Jurat

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 19 day of February, 20 13 by Ron Matthew Lissak,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]

Signature

(Notary seal)


ROSANNA CHAVEZ
COMM. #2005130
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. JAN. 25, 2017

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audit Report
(Title or description of attached document)

Catapult Advisors LLC
(Title or description of attached document continued)

Number of Pages 10 Document Date 2/11/13

Sec File No. 8-53494
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

Any Jurat completed in California must contain verbiage that indicates the notary public either personally knew the document signer (affiant) or that the identity was satisfactorily proven to the notary with acceptable identification in accordance with California notary law. Any jurat completed in California which does not have such verbiage must have add the wording either with a jurat stamp or with a jurat form which does include proper wording. There are no exceptions to this law for any jurat performed in California. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
    - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

OATH OR AFFIRMATION

I, **Ron Lissak**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Catapult Advisors LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Managing Member
Title

See attached

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Catapult Advisors LLC
(SEC ID No. 8-53494)

Annual Audit Report

December 31, 2012

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Catapult Advisors LLC

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Members
Catapult Advisors LLC
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Catapult Advisors LLC, (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Catapult Advisors LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



February 11, 2013

Catapult Advisors LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	1,784,598
Securities owned, non-marketable		8,746
Accounts receivable		49,006
Prepaid expenses and other assets		35,035
Furniture and equipment, net of $12,624 accumulated depreciation		-
Total Assets	$	1,877,385
Liabilities and Members' Equity		
Accounts payable	$	16,578
Accrued compensation		750,000
Accrued rent		18,955
Total Liabilities	$	785,533
Members' Equity		
Class A, 715 units		262,080
Class B, 5,000 units		829,772
Total Members' Equity		1,091,852
Total Liabilities and Members' Equity	$	1,877,385

See independent auditor's report and accompanying notes.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2012

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority (FINRA) on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2008.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2012

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment in Securities
Fair values are based on quoted market prices when available. Fair value of the warrant receivable and the warrant held are based on the fair value of the underlying assets. When market prices are not available, fair value is generally estimated using a revenue analysis that incorporates current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

3. Fair Value Measurements (continued)

Investment in Securities (continued)

At December 31, 2012 , the fair value of the preferred stock is based in part on pricing information obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the pricing vendors' models are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Pricing vendors may provide valuations that are based on significant unobservable inputs, and in those circumstances such investments securities are classified in Level 3. Therefore, the Company has appropriately included the preferred security in Level 3.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Preferred stock	$ -	$ -	$ 8,746	$ 8,746
Warrant	-	-	1	1
Warrant receivable	-	-	1	1
Total assets at fair value	$ -	$ -	$ 8,748	$ 8,748

Changes in instruments for the year ended December 31, 2012
The table below summarizes the activity for equity securities measured at fair value on a recurring basis for the year ended December 31, 2012:

	Level 1	Level 2	Level 3	Total Equity Securities
Balance at December 31, 2011	$ -	$ -	$8,748	$8,748
Total gains or losses				
(realized/unrealized) in 2012	-	-	-	-
Transfers in			-	-
Transfers out			-	-
Total assets at fair value	$ -	$ -	$ 8,748	$ 8,748

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $999,065 which exceeded the requirement by $946,696.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2012

5. Lease Obligation

In 2011, the Company extended its lease for office space in San Francisco, California for an additional 5 year term which expires on August 31, 2016. Future minimum lease payments under the lease are:

Year	Amount
2013	$106,714
2014	109,462
2015	112,210
2016	76,028
Total	$404,414

6. Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2012, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $1,552,902.

Due to the nature of the private placement and merger and acquisition business, the Company's revenue during the period was generated from a few customers and 99% of accounts receivable was due from three customers at December 31, 2012.

7. Members

The Company has two classes of members, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed or formerly employed by the Company.

8. Subsequent Events

The Company has evaluated subsequent events through February 11, 2013, the date which the financial statement became available to be issued.